SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

1 December, 2008

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

Cash Offer by

Coinside Limited

a wholly owned subsidiary of

Ryanair Holdings plc

for

Aer Lingus Group plc

RYANAIR ANNOUNCES MERGER PROPOSAL WITH AER LINGUS, BY OFFERING €1.40 PER AER LINGUS SHARE WHICH WILL LEAD TO ONE STRONG IRISH AIRLINE GROUP, LOWER FARES FOR CONSUMERS, RAPID FLEET GROWTH AND 1,000 NEW JOBS IN AER LINGUS. OFFER WORTH OVER €325M IN CASH TO IRISH GOVERNMENT AND ESOT/ AER LINGUS EMPLOYEES.

Summary

The Board of Ryanair today announces its intention to make a Cash Offer of €1.40 per Aer Lingus Share for 100 per cent. of the issued and to be issued share capital of Aer Lingus.  Ryanair intends to make this offer through its wholly-owned subsidiary, Coinside.   Ryanair already owns approximately 29.82 per cent. of the current issued share capital of Aer Lingus and expects to accept the Cash Offer in respect of these shares.

The Board of Ryanair proposes to merge the two airlines into one strong Irish airline group under common ownership. Similar to previous European airline mergers such as Air France/KLM and Lufthansa/Swiss, both airlines will operate as separate companies, with distinctive brands, thereby preserving the best features of both, including Ryanair's low fare, high punctuality operations, and Aer Lingus' special brand, service culture as well as its long haul operations.

Benefits for Aer Lingus Shareholders

The Offer values the entire issued ordinary share capital of Aer Lingus at approximately €748 million. Key features of the Offer are:

  This is an all cash offer

  It represents a premium of approximately 28 per cent. over the average Closing Price (€1.09) of an Aer Lingus share for the 30 days to 28 November 2008 (being the last Business Day prior to the date of this announcement)

  It represents a premium of approximately 25 per cent. over the Closing Price (€1.12) of an Aer Lingus Share on 28 November 2008

Benefits for Aer Lingus and its Employees

Ryanair has requested an early meeting with the Chairman and Board representatives of Aer Lingus, as well as the ESOT trustees, to explain the benefits Ryanair believes will flow to the Aer Lingus business and its employees from this proposed merger, including:

  The Aer Lingus ESOT and employee shareholders will receive over €137 million in cash if the Offer is successful

  A commitment to double the size of the Aer Lingus short haul fleet, from 33 to 66 aircraft over the next 5 years, thereby creating 1,000 new jobs in Aer Lingus during that period

  Better promotion prospects for Aer Lingus employees through this rapid growth

  Improved job security as part of one strong Irish airline group

  Aer Lingus employees will join one of Europe's Big Four airline groups (Air France/KLM, Lufthansa/Swiss, British Airways Group and Aer Lingus/Ryanair)

  Aer Lingus employees join an Irish national champion with pan-European network

  Aer Lingus to remain a separate company and retain its special brand like KLM and Swiss precedents

  The Aer Lingus Chairman will be invited to join the Board of Ryanair

Benefits for Irish Government and Consumers

Ryanair has requested early meetings with the Minister for Finance and the Minister for Transport to highlight the benefits Ryanair believes will flow from this merger for the Irish Government and consumers including:

  Ireland will establish one of Europe's "Big Four" airlines which will be financially strong, as well as managed and headquartered in Dublin

  Securing Aer Lingus' special brand, Heathrow slots and connectivity for Ireland

  Doubling Aer Lingus' short haul fleet to 66 aircraft and creating 1,000 associated new jobs in Aer Lingus over a 5 year period

  Irish Government will receive over €188 million in cash if the Offer is successful, which will make a valuable contribution towards current budget spending in areas such as health and education

  Ryanair's commitment to growth and lower fares will help the government combat recent declines in Irish traffic and tourism

  Merged Irish group will have the cleanest, most fuel efficient fleet of Europe's Big Four airline groups

  Ryanair's commitment to cut Aer Lingus' average short haul fares (€94 in 2007) by 5% for 3 years, generating an approx €40 million p.a. saving for consumers

  Ryanair's commitment to eliminate Aer Lingus' long haul fuel surcharges on completion, generating an approx €100 million p.a. saving for consumers

  Improve Aer Lingus' on-time performance to Ryanair's levels

  Ryanair secures the Cork and Dublin slots at Heathrow, as well as Heathrow connectivity at lower fares for Ireland

  Ryanair will upgrade and develop Aer Lingus' long haul product and service

Ryanair believes this Cash Offer provides attractive and certain value for Aer Lingus shareholders. Ryanair believes the Cash Offer is generous in the context of:

  The collapse in Aer Lingus' share price from a high of over €3.00 in December 2006 to less than €1.00 in November 2008

  Aer Lingus' load factors which have declined by over 7% (long haul) and almost 2% (short haul) in 2008

  Aer Lingus' forecast operating losses for 2008 and again in 2009

  The current airline industry crisis amid the deepening economic recession

  Declining equity prices

In the opinion of the Board of Ryanair, Aer Lingus' management have failed to deliver on the reasons they articulated in their 2006 defence documents for remaining an independent airline. Since 2006, when Aer Lingus rejected Ryanair's €2.80 offer, they have:

  Spent over €24 million on its defence of Ryanair's 2006 €2.80 offer

  Allowed its director's basic annual fee to almost treble from €17,500 to €45,000

  Allowed its non-executive Chairman's basic annual fee to increase fivefold from €35,000 to €175,000

  Increased short haul fares by 7% to €94

  Increased fuel surcharges 5 times to a current average of €75 per sector

  Suffered repeated strike threats in April 2006, February, August and November 2007, February and November 2008

  Closed its Shannon base in December 2007

  Opened a Belfast base in December 2007 which is performing poorly

  Ordered new A330 aircraft in 2007 (at the top of the cycle), but then deferred an A330 delivery in November 2008

  Suffered short haul and long haul load factor declines in 2008

  Forecast operating losses of €20 million in 2008 and another operating loss for 2009

Ryanair believes that Aer Lingus is an isolated, uncompetitive, loss making EU flag carrier which has been bypassed by accelerating EU wide airline consolidation. Ryanair believes that Aer Lingus needs to find a strong airline partner to secure its future. Over the past two years, the trading environment for all European airlines has deteriorated dramatically as a result of high oil prices and the global recession. This has triggered a wave of EU airline closures and failures (in all, over 30 airlines have failed this year). In response, pan-European airline consolidation has accelerated as Europe sees the emergence of three large mega-carriers, Air France, British Airways and Lufthansa, and the rapid growth of Ryanair, Europe's largest low fares airline. So far this year, the following consolidations have been either announced, proposed or are being considered:

  Easyjet - GB Airways

  ClickAir - Vueling - Iberia

  Alitalia - Air One

  Lufthansa - SN Brussels

  Air France/KLM - VLM

  Air France/KLM - Martinair (proposed)

  Lufthansa - BMI (proposed)

  Lufthansa - Austrian (proposed)

  British Airways - Iberia (being considered)

  Air France/KLM or Lufthansa - Alitalia/AirOne (being considered)

Ryanair believes that today's Offer provides a financially robust partner, in one strong Irish airline group, within which Aer Lingus will retain its separate brand as well as secure the Heathrow slots and connectivity for Ireland at lower fares.

The Cash Offer, which will be made by Coinside, a wholly owned subsidiary of Ryanair, will be subject to certain conditions set out in Appendix I, including, amongst other conditions, the acceptance by Aer Lingus Shareholders holding not less than 90 per cent. of the issued and to be issued share capital of Aer Lingus (or such lower percentage as Ryanair may determine, subject always to the Takeover Rules), the passing of the Ryanair Shareholder Resolutions at an EGM to be held as soon as reasonably practicable to approve the Cash Offer, and Ryanair obtaining EU Commission clearance or (as the case may be) Irish and other applicable EU member state competition law clearance for the combination of Ryanair and Aer Lingus.

Commenting on the Offer, Ryanair's Michael O'Leary said:

"This proposed merger of Ryanair and Aer Lingus will form one Irish airline group with the financial strength to compete with Europe's 3 major airline groups - Air France, British Airways and Lufthansa.

The world has changed dramatically over the past two years, as high oil prices and deep recession have caused a flood of airline bankruptcies, consolidations and capacity cutbacks. Aer Lingus, as a small, stand alone, regional airline has been marginalised and bypassed as most other EU flag carriers consolidate.

Over the past 2 years, the management of Aer Lingus have failed its shareholders, customers and staff. Its shares have fallen from over €3, to less than €1 recently. Fares and fuel surcharge increases have cost consumers over €140m p.a. and repeated restructurings have led to pay cuts and job losses with no substantial benefit as operating costs per passenger have risen by 18% in just 2 years. Aer Lingus is now suffering load factor declines, and has recently announced capacity reductions and forecast operating losses in 2008 and again in 2009.

Ryanair's merger proposal today offers Ireland a better future by:-

-          delivering over €325m in cash to the Irish government, the ESOT and Aer Lingus employees
-          guaranteeing that Aer Lingus will remain a separate company with a special brand
-          securing Heathrow slots and their connectivity for Ireland at lower fares
-          doubling of Aer Lingus’ short haul fleet to 66 aircraft within 5 years, creating over 1000 associated new jobs in Aer Lingus
-          cutting Aer Lingus’ short haul fares by 5% for 3 years, saving consumers over €40m annually
-          removing Aer Lingus’ long haul fuel surcharges, saving consumers over €100m annually
-          creating an Irish national champion in the airline sector with a growing pan-European and transatlantic network
-          assuring Aer Lingus’ future in one of the EU’s Big Four airline groups (Air France/KLM, British Airways Group, Lufthansa/Swiss & Aer Lingus/Ryanair)

We have today requested early meetings with the Irish Ministers for Finance and Transport, the Board of Aer Lingus, and Aer Lingus's ESOT trustees to highlight the benefits for Ireland and all other stakeholders of this comprehensive and valuable merger proposal."

This summary should be read in conjunction with the full text of the following announcement.

Enquiries:

Ryanair                                            +353 1 812 1212
Howard Millar

Davy Corporate Finance                 +353 1 679 7788
(Financial Adviser to Ryanair)
Hugh McCutcheon
Eugenée Mulhern

Morgan Stanley                                +44 20 7425 5000
(Financial Adviser to Ryanair)
Colm Donlon
Adrian Doyle

Murray Consultants                       +353 1 498 0300
(Public Relations Advisers to Ryanair)
Pauline McAlester

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Morgan Stanley is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

The availability of the Offer to persons outside Ireland may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any jurisdiction where it would be unlawful to do so, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Ryanair reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

Appendix I of the attached announcement sets out the conditions and principal further terms of the Cash Offer. Appendix II of the attached announcement contains source notes relating to certain information contained in this announcement. Certain terms used in this summary and the following announcement are defined in Appendix III of the attached announcement.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement other than that relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document or any document by which the Offer is made.

This document includes certain 'forward looking statements' with respect to the business, strategy and plans of Ryanair and Aer Lingus and their respective expectations relating to the Cash Offer and their future financial condition and performance. Statements that are not historical facts, including statements about Ryanair or Aer Lingus or Ryanair's management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Cash Offer, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of  Ryanair or the combined business following the Cash Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Ryanair or the combined group following the Cash Offer; statements concerning any future Irish, UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by  Ryanair or Aer Lingus or on their behalf include, but are not limited to, general economic conditions in Ireland, the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Cash Offer not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Cash Offer or the operating of the combined group; or an inability to implement the strategy of the combined group or achieve the Cash Offer benefits set out in this announcement. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of Ryanair and Aer Lingus, including Ryanair's most recent annual report on Form 20-F filed with the SEC.

Forward-looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, neither Ryanair nor Coinside undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Any person who is the holder of 1 per cent. or more of any class of shares in Aer Lingus or Ryanair may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules with effect from the date of this announcement (which constitutes the commencement of the Offer Period in respect of the Offer).

This announcement is made pursuant to Rule 2.5 of the Takeover Rules.

1 December, 2008

For Immediate Release

Not for release, publication or distribution, in whole or in part, in or into or from Australia, Canada, Japan, South Africa or the United States or any other jurisdiction where it would be unlawful to do so.

Cash Offer

by

Coinside Limited

A wholly owned subsidiary

of

Ryanair Holdings plc

for

Aer Lingus Group plc

1. Introduction

The Board of Ryanair today announces the terms of a Cash Offer for 100 per cent. of the entire issued and to be issued ordinary share capital of Aer Lingus.  Ryanair intends to make this offer through its wholly-owned subsidiary, Coinside. The  Ryanair Group owns approximately 29.82 per cent. of the current issued share capital of Aer Lingus and expects to accept the Cash Offer in respect of these shares. The making of the Cash Offer is subject to certain conditions set out in Appendix I, including amongst other conditions, the acceptance by Aer Lingus Shareholders holding not less than 90 per cent. of the issued and to be issued share capital of Aer Lingus (or such lower percentage as Ryanair may determine, subject always to the Takeover Rules), the passing of the Ryanair Shareholder Resolutions at an EGM to be held as soon as reasonably practicable to approve the Cash Offer, and Ryanair obtaining EU Commission clearance or (as the case may be) Irish and other applicable EU member state competition law clearance for the combination of Ryanair and Aer Lingus.

2. The Cash Offer

Coinside will offer to acquire all of the issued and to be issued share capital of Aer Lingus, subject to the conditions and on the terms set out in Appendix I to this announcement and the full terms and conditions which well be set out in the Offer Document and the related Form of Acceptance, on the following basis:

€1.40 in cash for every Aer Lingus Share

The Cash Offer values the entire issued ordinary share capital of Aer Lingus at approximately €748 million. Key features of the Offer are:

  It is an all cash offer

  It represents a premium of approximately 28 per cent. over the average Closing Price (€1.09) of an Aer Lingus share for the 30 Business Days to 28 November 2008 (being the last Business Day prior to the date of this announcement)

  It represents a premium of approximately 25 per cent. over the Closing Price (€1.12) of an Aer Lingus Share on 28 November 2008

The Board of Ryanair believes that the Cash Offer represents very attractive and certain value to Aer Lingus Shareholders. If they accept the Cash Offer and the Offer is successful, the Irish Government will realise, with certainty, a further €188 million from the sale of its Aer Lingus Shares (in addition to the approximately €160 million realised in September 2006 at the time of the Aer Lingus Initial Public Offering). This is clearly beneficial in the context of the current recessionary environment and will make a valuable contribution towards budget spending in such important areas as health and education. In addition, the Aer Lingus ESOT and Aer Lingus employees (including through a combination of their Tailwind investment vehicle and Irish Airline Pilots Pensions Limited holdings) will realise, with certainty, over €137 million if they accept the Offer and the Offer is successful. Ryanair believes that this Cash Offer is generous in the context of:

  The collapse in Aer Lingus' share price from a high of over €3.00 in December 2006 to less than €1.00 in November 2008

  Aer Lingus' load factors which have declined by over 7% (long haul) and almost 2% (short haul) in 2008

  Aer Lingus' forecast operating losses for 2008 and again in 2009

  The current airline industry crisis amid the deepening economic recession

  Declining equity prices

In addition the merger will establish for Ireland one of Europe's "Big Four" airline groups which will be financially strong, and Irish managed and headquartered; a key objective of all stakeholders. This new airline group will have the cleanest, most fuel efficient fleet of Europe's Big Four airline groups.

In contrast, the Board of Ryanair believes that the shareholders and other stakeholders in Aer Lingus face significant uncertainty with regard to the future operating, financial and share price performance of Aer Lingus as an independent airline. The airline sector is under unprecedented pressure from the deepening economic recession and high oil prices. Over 30 carriers have failed in the year 2008 to date (including XL Airways UK, Futura, LTE and Sterling Airways). An isolated, uncompetitive, loss-making EU flag carrier like Aer Lingus, overly-dependent on a deteriorating Irish economy is, we believe, significantly more exposed to the global recession. In addition, we believe that Aer Lingus has few realistic third-party alternatives. The Board of Ryanair believes that a sale of Aer Lingus to one of the three other large mega-carriers that are consolidating the EU airline industry (Air France, British Airways and Lufthansa) represents a very unattractive outcome for all of Aer Lingus' stakeholders (potentially resulting in higher fares and fuel surcharges, a loss of Aer Lingus' Heathrow slots, a reduced route network, and Aer Lingus being headquartered and controlled from outside Ireland).

Compounding the malaise in the industry, it is the opinion of the Board of Ryanair that Aer Lingus' management have failed to deliver on the justifications for remaining an independent company put forward in 2006:

x     “Track record of superior returns justifies premium rating”:
-       The Board of Aer Lingus labelled Ryanair’s previous offer of €2.80 per share as “derisory” yet they have presided over a share price that has declined from over €3.00 in December 2006 to under €1.00 in November 2008, resulting in a €960m loss in value
-       Aer Lingus spent over €24 million on its defence of Ryanair’s 2006 offer
-       Aer Lingus has allowed its director’s basic annual fee to almost treble from €17,500 to €45,000
-       Aer Lingus has increased its non-executive Chairman’s basic annual fee fivefold from €35,000 to €175,000
-       In its interim management statement, released 11th November, 2008, Aer Lingus confirmed that it forecasts to make operating losses in both 2008 and again in 2009
-       Aer Lingus’ most recent attempts to make its operating cost base competitive (through the out-sourcing of 1,300 staff) have resulted in further threats of industrial action
-       Aer Lingus has hedged the vast majority of its fuel costs in the remainder of 2008 and the majority of its fuel costs in 2009 at levels very significantly above current spot and future levels
-       Aer Lingus ordered new A330 aircraft in 2007 (at the top of the cycle), but then deferred an A330 delivery in November 2008

x       “Excellent prospects as an independent company”:
-       EU-wide consolidation is accelerating and unsustainable stand alone EU flag carriers are consolidating under Air France/KLM, British Airways, and Lufthansa
-       As confirmed in its interim management statement, released 11th November, 2008, Aer Lingus is significantly reducing both long haul and short haul capacity and deferring aircraft delivery. Growth since Ryanair’s previous offer has been loss-making
-       In December 2007, Aer Lingus closed its Shannon base and replaced it with a new Belfast base which is performing poorly
-       Aer Lingus’ short haul fares continue to be uncompetitive versus Ryanair’s and other low cost airlines such as easyjet
-       Aer Lingus’ cost base is still not competitive by comparison with low cost airlines such as Ryanair and easyjet, and Ryanair believes that Aer Lingus’ current restructuring plans will make no appreciable difference to this cost disadvantage
-       Aer Lingus continues to trail Ryanair and other airlines in punctuality and consistently does not publish its lost baggage and flight cancellation statistics
-       Ryanair believes Aer Lingus’ fuel surcharges and load factors continue to damage its long haul competitiveness as evidenced by its 17 consecutive months of long haul load factor declines to end October 2008
-       Aer Lingus has suffered short haul load factor declines in 9 out of the 12 months to end October 2008
-       It is not possible to reconcile forecast operating losses in 2008 and again 2009 with “excellent prospects as an independent company”

x      A combination of Ryanair and Aer Lingus is “ ill-conceived”:
-       The Ryanair proposal to merge the two airlines will result in one strong Irish airline group under common ownership but with both airlines operating separately, with separate distinctive brands, thereby preserving the best features of both, including Ryanair’s low fares, high punctuality operations, and Aer Lingus’ special brand, service culture and long haul operations
-       The Board of Ryanair believes that the only way to secure the long-term future of Aer Lingus as a financially secure, Irish managed, regulated and headquartered airline is through this proposal
-       The rationale for one strong airline group for Ireland and European consumers is more compelling than ever given the rapid acceleration of EU-wide consolidation in the industry

The Offer will extend to all Aer Lingus Shares unconditionally issued on the date of the Offer, together with any further such shares which are unconditionally issued while the Offer remains open for acceptance or until such earlier date as, subject to the Takeover Rules, Ryanair may determine.

The Aer Lingus Shares are to be acquired fully paid or credited as fully paid and free from all liens, charges, equitable interests and encumbrances, rights of pre-emption and any other rights or interests of any nature whatsoever and together with all rights now and hereafter attaching thereto including voting rights and the right to receive and retain all dividends and other distributions (if any) declared, made or paid thereafter.

The Offer shall be made by Coinside, a wholly owned subsidiary of Ryanair.

3. Information on Aer Lingus

Aer Lingus is an Irish registered public limited company which has been quoted on the Irish Stock Exchange and the London Stock Exchange since 2 October 2006.

Aer Lingus is an Irish airline primarily providing passenger transportation services to and from Ireland. Aer Lingus operates a single economy class service on its short haul network, comprising services from Dublin, Cork and Belfast to 59 destinations in the United Kingdom and Continental Europe. Aer Lingus operates a two-class service on its long haul network, comprising services from Shannon and Dublin, covering 7 destinations in the United States. Aer Lingus also provides cargo transportation services on its passenger aircraft, primarily on its long haul routes, as well as a range of ancillary services to its passengers. Aer Lingus operates a fleet of 42 aircraft.

Aer Lingus had a turnover and profit before tax of €1,284,877,000 and €124,726,000 respectively for the year ended 31 December 2007 and a turnover and loss before tax of €632,905,000 and €20,194,000 respectively for the six month period ended 30 June 2008. Gross assets of Aer Lingus at 30 June 2008 were €2,159,453,000.

4. Information on Ryanair and Coinside

Ryanair operates a low fares scheduled passenger airline serving short haul, point-to-point routes in Europe from its 31 bases at Dublin, London (Stansted), Glasgow (Prestwick), Brussels (Charleroi), Frankfurt (Hahn), Milan (Bergamo), Stockholm (Skavsta), Rome (Ciampino), Barcelona (Girona), Nottingham East Midlands, London (Luton), Birmingham, Liverpool, Shannon, Pisa, Belfast, Kerry, Edinburgh, Bristol, Bournemouth, Bremen, Dusseldorf, Marseille, Madrid, Alicante, Reus, Alghero, Cagliari, Trapani, Bologna and Cork airports, which together are referred to as "Ryanair's bases of operations" or "Ryanair's bases". In operation since 1985, Ryanair pioneered the low fares operating model in Europe under a new management team in the early 1990s. As of 28 November 2008, the Company offered 1,040 scheduled short haul flights per day serving 148 locations throughout Europe, including 26 locations in the United Kingdom and Ireland, with an operating fleet of 108 aircraft flying approximately 793 routes.

Ryanair had a turnover and operating profit before taxation of €2,713,822,000 and €438,927,000 respectively for the year ended 31 March, 2008.

Coinside is a wholly owned non-operating subsidiary of Ryanair. Coinside has not traded except for entering into transactions relating to Aer Lingus Shares.

Davy Corporate Finance and Morgan Stanley are acting as financial advisers to Ryanair and Coinside.

5. Reasons for the Offer and Ryanair's Strategy for Aer Lingus

The Board of Ryanair proposes to merge the two airlines into one strong Irish airline group under common ownership. Similar to previous European airline mergers such as Air France/KLM and Lufthansa/Swiss, both airlines will operate separately, with separate distinctive brands, thereby preserving the best features of both, including Ryanair's low fare, high punctuality operations, and Aer Lingus' special brand, service culture, and long haul operations. The Chairman of Aer Lingus will be invited to join the Board of Ryanair.

Ryanair believes that Aer Lingus is an isolated, uncompetitive, loss making EU flag carrier which has been bypassed by ongoing EU wide airline consolidation, and needs to find a strong airline partner to secure its future. Over the past two years, the trading environment and competitive landscape for all European airlines has deteriorated dramatically with high oil prices and the global recession. This has triggered a wave of airline closures and failures (in all, over 30 airlines have failed this year). In response, EU airline consolidation has accelerated as Europe sees the emergence of three large mega-carriers, Air France, British Airways and Lufthansa, and the rapid growth of Ryanair, Europe's largest low fares airline.

Ryanair believes that the harsh economic downturn, coupled with accelerating industry consolidation, leave Aer Lingus exposed to the risk that, as a small, isolated, uncompetitive and loss making airline, it will be unable to survive as a viable independent operator. Ryanair believes that today's Offer for Aer Lingus provides a financially strong partner, in one strong Irish airline group, within which Aer Lingus can continue to retain its special brand while improving its competitive base by lowering fares, eliminating fuel surcharges and reducing costs.

Against this background, Ryanair looks forward to receiving EU Commission clearance for this pro-consumer combination. European governments and the EU Commission have faced up to economic realities in endorsing consolidation over competition in both the airline and banking sectors and Ryanair hopes that a similar level of realism will be adopted in this scenario.

The Board of Ryanair believes that there are significant consumer benefits of combining these two Irish and European airlines for the stakeholders and customers of Aer Lingus and makes the following commitments:

-     To cut Aer Lingus’ average short haul fares (approximately €94 in 2007) by 5% for 3 years (generating an approx €40 million annual saving for consumers)
-     To eliminate Aer Lingus’ fuel surcharges on completion (generating an approx €100 million annual saving for consumers)
-     To retain the Aer Lingus brand, guarantee the Cork and Dublin slots at Heathrow and secure Heathrow connectivity for Ireland at lower fares
-    To double the size of Aer Lingus’ short haul fleet (from 33 to 66 aircraft) creating a minimum of 1,000 associated new jobs over the next 5 years following the successful completion of the Offer
-    To run Aer Lingus as a separate company under common ownership with Ryanair (like Air France/KLM and Lufthansa/Swiss) but competing on the routes where it overlaps with Ryanair

As an island nation with an economy in recession, it is critical that Ireland continues to benefit from strong and secure low fare airline services in order to sustain and support tourism and economic growth. Ryanair believes that the Offer may help to combat recent Irish traffic and tourism declines.

As outlined above, the Board of Ryanair envisages that the two companies would be run as separate subsidiaries of Ryanair Holdings plc so that nothing in this transaction will deflect Ryanair Limited from continuing to relentlessly focus on its own pan-European expansion, navigating the current industry downturn by lowering costs and thereby, Ryanair believes, doubling traffic and profits by 2012. In addition, Ryanair shareholders will benefit as there will be opportunities (through the combination of Ryanair's and Aer Lingus' combined purchasing power and marketing skills) to further reduce operating costs and increase efficiencies.

6. Financing

The Offer will be financed from the cash reserves of Ryanair.

Davy Corporate Finance and Morgan Stanley confirm they are satisfied that resources are available to Ryanair sufficient to satisfy full acceptance of the Offer.

7. Employees

Following the Cash Offer becoming or being declared unconditional in all respects, the existing employment rights of the management and employees of the Aer Lingus Group will be safeguarded in accordance with statutory requirements.

8. Ryanair Shareholder Approval

In view of the size of Aer Lingus relative to Ryanair, amongst other conditions to the Cash Offer (as set out in Appendix I), the approval of Ryanair shareholders at an EGM is required in accordance with the Listing Rules of the Irish Stock Exchange and the UK Listing Authority. An ordinary resolution of Ryanair shareholders will be proposed to approve, implement and effect the Offer by Ryanair and to authorise the directors of Ryanair to do all such things as they consider necessary or appropriate in connection with the Offer.

9. Offer Document

The Offer Document, containing the full terms and conditions of the Offer, will be posted as soon as practicable to Aer Lingus Shareholders.

10. Disclosure of Interests in Aer Lingus

As at the close of business on 28 November 2008, being the latest practicable day prior to the date of this announcement, Ryanair owned 159,231,025 Aer Lingus Shares representing approximately 29.82 per cent. of the existing issued ordinary share capital of Aer Lingus. As at the close of business on 27 November 2008, being the latest practicable day for this purpose, parties acting in concert with Ryanair owned 260,701 Aer Lingus Shares representing 0.048% of the existing issued ordinary share capital of Aer Lingus, of which 117,184 Aer Lingus Shares were held by an affiliate of Davy Corporate Finance on own account and on behalf of a number of discretionary clients and 143,517 Aer Lingus Shares were held by Morgan Stanley.

Save for these interests, neither Ryanair, Coinside, nor the directors of Ryanair or Coinside, nor any party acting in concert with Ryanair or Coinside, owns or controls any Aer Lingus Shares or holds any options to acquire or subscribe for any Aer Lingus Shares or any derivative referenced to Aer Lingus Shares.

Neither Ryanair, Coinside nor any persons acting in concert with Ryanair or Coinside has any arrangement in relation to Aer Lingus Shares, or any securities convertible or exchangeable into Aer Lingus Shares or options (including traded options) in respect of, or derivatives referenced to, Aer Lingus Shares. For these purposes, 'arrangement' includes an indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

11. Regulatory Issues

As discussed above, Ryanair looks forward to obtaining EU Commission approval for the transaction and implementing its proposed pro-consumer combination.

12. Settlement, Compulsory Acquisition, De-listing and Re-registration

The consideration will, in relation to Aer Lingus Shareholders who validly accept the Cash Offer up to the time the Cash Offer becomes or is declared unconditional in all respects, be despatched not later than 14 days after the Cash Offer becomes or is declared unconditional in all respects, or thereafter within 14 days of receipt of acceptance of the Cash Offer.

If Coinside receives acceptances of the Cash Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Aer Lingus Shares to which the Cash Offer relates (and in the case where the Aer Lingus Shares to which the Cash Offer relates are voting shares, not less than 90 per cent. of the voting rights carried by those Aer Lingus Shares) and assuming all other conditions of the Cash Offer have been satisfied or waived (if they are capable of being waived), Coinside intends to exercise its rights pursuant to the provisions of Regulation 23 of the Takeover Regulations to acquire the remaining Aer Lingus Shares to which the Cash Offer relates on the same terms as the Cash Offer.

As soon as it is appropriate and possible to do so and subject to the Offer becoming or being declared unconditional in all respects, and subject to any applicable requirements of the Irish Stock Exchange, the London Stock Exchange or the UK Listing Authority, Coinside intends to apply for the cancellation of the listing of the Aer Lingus Shares on the Irish Stock Exchange and the UK Official List and for the cancellation of admission to trading of Aer Lingus Shares on the markets of the Irish Stock Exchange and the London Stock Exchange and to propose a resolution to re-register Aer Lingus as a private company under the relevant provisions of the Companies (Amendment) Act, 1983. If this de-listing and cancellation occurs, it will significantly reduce the liquidity and marketability of any Aer Lingus Shares not assented to the Cash Offer. It is anticipated that the cancellations will take effect no earlier than 20 Business Days from either the date Coinside has acquired 75% of the voting rights in Aer Lingus or on the first date of issue of compulsory acquisition notices by Coinside pursuant to Regulation 23 of the Takeover Regulations.

13. General

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities. Any response in relation to the Offer should be made only on the basis of the information contained in the Offer Document or any other document by which the Offer is made.

This announcement is made pursuant to Rule 2.5 of the Takeover Rules.

Pursuant to Rule 2.6(c), this announcement shall be available to Ryanair's employees on Ryanair's website.

Ryanair intends to make appropriate proposals to award holders of any Aer Lingus share options.  Holders will be informed of the proposals as soon as is practicable.

Davy Corporate Finance, which is regulated in Ireland by the Financial Regulator, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair or Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

Morgan Stanley is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and will not be responsible to anyone other than Ryanair or Coinside for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Offer, the contents of this document or any transaction or arrangement referred to in this announcement.

The availability of the Offer to persons outside Ireland may be affected by the laws of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. The Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any jurisdiction where it would be unlawful to do so, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Accordingly, copies of this announcement and all other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan, South Africa, the United States or any other jurisdiction where it would be unlawful to do so. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may invalidate any related purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Ryanair reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question.

The Offer will be governed by Irish law. The Offer will be subject to the applicable requirements of the Takeover Rules, the Panel, the Irish Stock Exchange, the London Stock Exchange, the UK Listing Authority and all applicable laws.

Appendix I of this attached announcement sets out the conditions and principal further terms of the Cash Offer. Appendix II of this announcement contains source notes relating to certain information contained in this announcement. Certain terms used in this announcement are defined in Appendix III of the attached announcement.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement other than that relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or an invitation to purchase or the solicitation of an offer to subscribe for any securities. Any response in relation to the Offer should only be made on the basis of the information contained in the Offer Document or any document by which the Offer is made.

This announcement, including information included or incorporated by reference in this announcement, may contain 'forward-looking statements' concerning the Cash Offer, Ryanair, and Aer Lingus. Generally, the words 'will', 'may', 'should', 'could', 'would', 'can', 'continue', 'opportunity', 'believes', 'expects', 'intends', 'anticipates', 'estimates' or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ryanair and Coinside's abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements. Neither Ryanair nor Coinside assumes any obligation in respect of, nor intends to update these forward-looking statements, except as required pursuant to applicable law.

Any person who is the holder of 1 per cent. or more of any class of shares in Aer Lingus or Ryanair may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules with effect from the date of this announcement (which constitutes the commencement of the offer period in respect of the Offer).

Enquiries:

Ryanair                                           +353 1 812 1212
Howard Millar

Davy Corporate Finance                 +353 1 679 7788
(Financial Adviser to Ryanair)
Hugh McCutcheon
Eugenée Mulhern

Morgan Stanley                              +44 20 7425 5000
(Financial Adviser to Ryanair)
Colm Donlon
Adrian Doyle

Murray Consultants                      +353 1 498 0300
(Public Relations Advisers to Ryanair)
Pauline McAlester

  Appendix I

Conditions to and certain further terms of the Offer

The Offer will be made by Coinside, a wholly-owned subsidiary of  Ryanair, and will comply with the Takeover Rules and the respective rules and regulations of the Irish Stock Exchange, the London Stock Exchange and the UK Listing Authority and will be subject to the terms and conditions set out below and to be set out in the Offer Document and the related Form of Acceptance. The Offer and any acceptances thereunder will be governed by Irish law and be subject to the exclusive jurisdiction of the courts of Ireland which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another jursidiction, during or after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another jurisdiction on foot of an Irish judgement.

The Offer will be subject to the following conditions:

a)    valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the Initial Closing Date (or such later time(s) and/or date(s) as Ryanair may determine, subject always to the Takeover Rules) in respect of not less than 90 per cent. (or such lower percentage as Ryanair may determine, subject always to the Takeover Rules) in nominal value of the Aer Lingus Shares Affected, and, where the Aer Lingus Shares Affected are voting shares, not less than 90 per cent. (or such lower percentage as Ryanair may determine, subject always to the Takeover Rules) of the voting rights carried by those Aer Lingus Shares Affected, provided that this condition shall not be satisfied unless Ryanair shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Aer Lingus Shares carrying in aggregate more than 50 per cent. of the voting rights then exercisable at a general meeting of Aer Lingus.

For the purposes of this condition:

i.    any Aer Lingus Shares Affected which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon their being entered in the register of members of Aer Lingus; and

ii.    the expression "Aer Lingus Shares Affected" shall:

A.    mean Aer Lingus Shares issued or allotted on or before the date the Offer is made; and

B.     mean Aer Lingus Shares issued or allotted after that date but before the time at which the Offer closes, or such earlier date as Ryanair may determine, subject always to the Takeover Rules (not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the initial closing date).

b)    the passing at the EGM of the Ryanair Shareholder Resolutions;

c)    to the extent that the Offer or its implementation constitutes a concentration within the scope of Council Regulation (EC) No 139/2004 (the "Regulation") or is otherwise a concentration that is subject to the Regulation, the European Commission deciding that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of the Offer or to refer the Offer (or any aspect of the Offer) to a competent authority of an EEA member state under Article 9(1) of the Regulation or otherwise deciding that the Offer is compatible with the common market pursuant to Article 6(1)(b) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later) and the terms or conditions to which any such decision is or may be subject being acceptable to Ryanair in its sole discretion;

d)    to the extent that Part 3 of the Competition Act is applicable:

i)    the Competition Authority, in accordance with Section 21(2)(a) of the Competition Act, having informed Ryanair that the Offer may be put into effect; or

ii)    the period specified in Section 21(2) of the Competition Act having elapsed without the Competition Authority having informed Ryanair of the determination (if any) which it has made under Section 21(2) the Competition Act; or

iii)    the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Ryanair a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Offer may be put into effect; or

iv)    the Competition Authority, in accordance with Section 22(4)(a) of the Competition Act, having furnished to Ryanair a copy of its determination (if any), in accordance with Section 22(3)(c) the Competition Act, that the Offer may be put into effect subject to conditions specified by the Competition Authority being complied with and such conditions being acceptable to Ryanair; or

v)    the period of four months after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed without the Competition Authority having made a determination under Section 22(3) the Competition Act in relation to the Offer;

e)    all filings, where necessary, having been made and all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the regulations thereunder having been terminated or having expired, in each case in connection with the Offer;

f)    no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, including any national anti-trust or merger control authorities, regulatory or licensing authority, court, tribunal, trade agency, professional association, environmental body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, the Company (each a "Third Party") having decided to take, institute or implement any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation or order or having done or decided to do anything which would or would reasonably be expected to:

i)    make the Offer or its implementation, or the acquisition or the proposed acquisition by Ryanair of any shares in, or control of, Aer Lingus, or any of the assets of the Aer Lingus Group void, illegal or unenforceable under the laws of any jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto (except for conditions or obligations that would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole), or otherwise challenge or interfere therewith (except where the result of such challenge or interference would not have, or would not reasonably be expected to have, a material adverse effect on the Wider Aer Lingus Group taken as a whole);

ii)    result in a material delay in the ability of Ryanair, or render any member of the Ryanair Group unable, to acquire some or all of the Aer Lingus Shares or require a divestiture by Ryanair of any shares in Aer Lingus;

iii)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) require, prevent or delay the divestiture by Ryanair or by any member of the Wider Aer Lingus Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Wider Aer Lingus Group) or property or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own their respective assets or properties or any part thereof;

iv)    impose any material limitation on, or result in a material delay in, the ability of Ryanair to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, Aer Lingus or (to the extent Aer Lingus has such rights) any member of the Wider Aer Lingus Group which is material in the context of the Wider Aer Lingus Group taken as a whole or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) on the ability of any member of the Wider Aer Lingus Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Wider Aer Lingus Group;

v)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole), require Ryanair or any member of the Wider Aer Lingus Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by any third party;

vi)    cause any member of the Wider Aer Lingus Group to cease to be entitled to any Authorisation (as defined in paragraph (g) below) used by it in the carrying on of its business (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

vii)    otherwise adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Wider Aer Lingus Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

viii)    impose any limitation on the ability of any member of the Wider Aer Lingus Group to integrate or co-ordinate its business, or any part of it, with the businesses of any member of the Wider Aer Lingus Group (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Aer Lingus Group taken as a whole); or

ix)    result in any member of the Wider Aer Lingus Group ceasing to be able to carry on business under any name, or in any jurisdiction, under, or in, which it currently does so (except where the consequences would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group as a whole);

g)    all necessary notifications and filings having been made, all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction in which Aer Lingus or any subsidiary or subsidiary undertaking of Aer Lingus which is material in the context of the Wider Aer Lingus Group taken as a whole (a "Material Subsidiary") is incorporated or carries on a business which is material in the context of the Wider Aer Lingus Group taken as a whole, having expired, lapsed or having been terminated (as appropriate) (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) and all statutory or regulatory obligations in any jurisdiction in which Aer Lingus or a Material Subsidiary shall be incorporated or carry on any business which is material in the context of the Wider Aer Lingus Group taken as a whole having been complied with (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole), in each case, in connection with the Offer or its implementation and all authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction ("Authorisations") reasonably deemed necessary or appropriate by Ryanair for or in respect of the Offer having been obtained on terms and in a form reasonably satisfactory to Ryanair from all appropriate Third Parties (except where the consequence of the absence of any such Authorisation would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole), all such Authorisations remaining in full force and effect, there being no notified intention to revoke or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with (except where the consequence thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

h)    all applicable waiting periods and any other time periods during which any Third Party could, in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Aer Lingus or any member of the Wider Aer Lingus Group by Ryanair, institute or implement any action, proceedings, suit, investigation, enquiry or reference under the laws of any jurisdiction which would be reasonably expected adversely to affect (to an extent which would be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) any member of the Wider Aer Lingus Group, having expired, lapsed or been terminated;

i)    except as publicly disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Aer Lingus Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Ryanair of any shares or other securities (or the equivalent) in or control of, Aer Lingus or any member of the Wider Aer Lingus Group or because of a change in the control or management of Aer Lingus or otherwise, would or would be reasonably expected to result (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as whole) in:

i)    any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Wider Aer Lingus Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

ii)    the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Wider Aer Lingus Group or any such mortgage, charge or other security interest becoming enforceable;

iii)    any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Wider Aer Lingus Group thereunder, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or any adverse action being taken or any obligation or liability arising thereunder;

iv)    any assets or interests of, or any asset the use of which is enjoyed by, any member of the Wider Aer Lingus Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Wider Aer Lingus Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Wider Aer Lingus Group otherwise than in the ordinary course of business;

v)    any member of the Wider Aer Lingus Group ceasing to be able to carry on business under any name under which it currently does so;

vi)    the value of, or financial or trading position of any member of the Wider Aer Lingus Group being prejudiced or adversely affected; or

vii)    the creation of any liability or liabilities (actual or contingent) by any member of the Wider Aer Lingus Group;

unless, if any such provision exists, such provision shall have been waived, modified or amended on terms satisfactory to Ryanair;

j)    save as publicly announced (by the delivery of an announcement to the Irish Stock Exchange and the London Stock Exchange or otherwise publicly disclosed by the Aer Lingus Group) on or prior to 28 November 2008, no member of the Aer Lingus Group having, since 31 December 2007:

i)    issued or agreed to issue additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities (except for issues to Aer Lingus or wholly-owned subsidiaries of Aer Lingus);

ii)    recommended, declared, paid or made any bonus, dividend or other distribution other than bonuses, dividends or other distributions (other than bonus issues) lawfully paid or made or issued to another member of the Wider Aer Lingus Group;

iii)    (save for transactions between two or more members of the Wider Aer Lingus Group ("intra-Aer Lingus Group transactions")) made or authorised, proposed or announced any change in its loan capital (save in respect of loan capital which is not material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

iv)    save for intra-Aer Lingus Group transactions, implemented, authorised, proposed or announced its intention to propose any merger, demerger, reconstruction, amalgamation, scheme or (except in the ordinary and usual course of trading) acquisition or disposal of (or of any interest in) assets or shares (or the equivalent thereof) in any undertaking or undertakings (except in any such case where the consequences of any such merger, demerger, reconstruction, amalgamation, scheme, acquisition or disposal would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

v)    except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or improve, the terms of the employment contract with any director of Aer Lingus or any person occupying one of the senior executive positions in the Wider Aer Lingus Group;

vi)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group, taken as a whole) issued or agreed to issue any loan capital or (save in the ordinary course of business and save for intra-Aer Lingus Group transactions) debentures or incurred any indebtedness or contingent liability;

vii)    purchased, redeemed or repaid or announced any offer to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to any part of its share capital;

viii)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) (A) merged with any body corporate, partnership or business, or (B) and save for intra-Aer Lingus Group transactions acquired or disposed of, transferred, mortgaged or encumbered any assets or any right, title or interest in any asset (including shares and trade investments);

ix)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole), entered into or varied any contract, transaction, arrangement or commitment or announced its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Wider Aer Lingus Group;

x)    waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole;

xi)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group, taken as a whole) been unable, or having admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) ceased or threatened to cease to carry on all or a substantial part of any business;

xii)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) and save for voluntary solvent liquidations, taken any corporate action or had any legal proceedings instituted against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or (A) any analogous proceedings in any jurisdiction, or (B) appointed any analogous person in any jurisdiction in which a member of the Wider Aer Lingus Group shall be incorporated or carry on any business which is material in the context of the Wider Aer Lingus Group taken as a whole;

xiii)    (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

xiv)    entered into any agreement, contract or commitment or passed any resolution or made any offer or announcement with respect to, or to effect any of the transactions, matters or events set out in this condition; or

xv)    except in the case of Aer Lingus subsidiaries, for amendments which are not material, amended its memorandum or articles of association;

k)    except as publicly disclosed and/or save as publicly announced (by the delivery of an announcement to the Irish Stock Exchange and the London Stock Exchange or otherwise publicly disclosed by the Aer Lingus Group) on or prior to 28 November 2008 since 31 December 2007:

i)    there not having arisen any adverse change or deterioration in the business, assets, financial or trading position or profits of Aer Lingus or any member of the Wider Aer Lingus Group (save to an extent which would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

ii)    no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Aer Lingus Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Aer Lingus Group having been instituted or remaining outstanding by, against or in respect of any member of the Wider Aer Lingus Group (save where the consequences of such litigation, arbitration proceedings, prosecution or other legal proceedings or investigation are not or would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

iii)    no contingent or other liability existing or having arisen or become apparent to Ryanair which would reasonably be expected to affect adversely any member of the Wider Aer Lingus Group (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole); and

iv)    no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Aer Lingus Group which is necessary for the proper carrying on of its business and which is material in the context of the Wider Aer Lingus Group;

l)    except as publicly disclosed, Ryanair not having discovered that any financial, business or other information concerning the Wider Aer Lingus Group which is material in the context of the Wider Aer Lingus Group taken as a whole and which has been publicly disclosed, is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading (save where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

m)    except as publicly disclosed and/or save as publicly announced (by the delivery of an announcement to the Irish Stock Exchange and the London Stock Exchange or otherwise publicly disclosed by the Aer Lingus Group) on or prior to 28 November, 2008, Ryanair not having discovered:

i)    that any member of the Wider Aer Lingus Group or any partnership, company or other entity in which any member of the Wider Aer Lingus Group has an interest and which is not a subsidiary undertaking of Aer Lingus is subject to any liability, contingent or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as whole);

ii)    in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused or might impair the environment or harm human health, that any past or present member of the Wider Aer Lingus Group has acted in material violation of any laws, statutes, regulations, notices or other legal or regulatory requirements of any Third Party (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group, taken as a whole);

iii)    that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Aer Lingus Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant Authority (whether by formal notice or order or not) or Third Party or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole); and

iv)    that circumstances exist which are likely to result in any actual or contingent liability to any member of the Wider Aer Lingus Group under any applicable legislation referred to in sub-paragraph (iii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Wider Aer Lingus Group taken as a whole);

n)    for the purposes of the conditions set out above:

i.    "Aer Lingus Group" means Aer Lingus and its subsidiaries and subsidiary undertakings including its associated undertakings and any entities in which any member holds a substantial interest;

ii.    "Wider Aer Lingus Group" means Aer Lingus or any of its subsidiaries or subsidiary undertakings or associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Aer Lingus Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest;

iii.    "initial offer period" means the period from the date of the Offer Document to and including the Initial Closing Date;

iv.    "parent undertaking", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992; and

v.    "substantial interest" means an interest in 20 per cent. or more of the voting equity capital of an undertaking.

Subject to the requirements of the Panel, Ryanair reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the above conditions apart from conditions (a), (b), (c), (d) and (e).

The Offer will lapse unless all of the conditions set out above have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Ryanair to be or to remain satisfied on the day which is 21 days after the later of the Initial Closing Date, the date on which condition (a) is fulfilled or such later date as Ryanair may, with the consent of the Panel (to the extent required) decide. Except for condition (a), Ryanair shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest day for the fulfilment of all conditions referred to in the previous sentence, notwithstanding that any other condition of the Offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfilment.

To the extent that the Offer would give rise to a concentration with a Community dimension within the scope the Regulation, the Offer shall lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or refers the concentration to a competent authority of an EU member state under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

If the Offer lapses, it will cease to be capable of further acceptance. Aer Lingus Shareholders who have already accepted the Offer shall then cease to be bound by the acceptances delivered on or before the date on which the Offer lapses.

  Appendix II

Bases and Sources

A. Third Party Sources

Ryanair and Coinside confirm that the information in this document obtained from third party sources has been correctly and fairly reproduced. So far as Ryanair and Coinside are aware and have been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. Neither Ryanair nor Coinside have access to the facts and assumptions underlying the data extracted from publicly available sources. As a result, neither Ryanair nor Coinside are able to verify such.

B. Rounding

Percentages in certain tables and statements in this document have been rounded and accordingly may not add up to 100%. Certain financial data has also been rounded. As a result of this rounding, the totals of the data presented in this document may vary slightly from the actual arithmetic totals of such data.

C. Page References

The relevant bases of calculation and sources of information are set out below in the order in which the relevant information appears in this announcement. Where any such information is repeated, the underlying bases and sources are not.

(a) Heading. Numbers referred to in this heading have the sources and bases (where relevant) as detailed in this Appendix II. This statement also reflects both Ryanair's intentions and beliefs with respect to the benefits which will flow from its merger proposal, as further detailed in the Announcement.

(b) Ryanair's 29.82% holding sourced from Aer Lingus Fact Sheet September 2008 (available from aer lingus.com).

(c) Closing prices of Aer Lingus shares sourced from Irish Stock Exchange ("ISE") website.

(a) Statements relating to the proceeds generated for the ESOT are based on a 14.2% shareholding stated in Aer Lingus Fact Sheet September 2008 (available from aerlingus.com website). Reference to proceeds of employee shareholders refers to shareholdings of Tailwind Nominees Limited and Irish Airline Pilots Pensions Limited and are sourced from Rule 8 filings announced via RNS.

(b) Reference to Irish government proceeds based on a holding of 25.1% sourced from Aer Lingus Fact Sheet September 2008.

(c) Reference to Aer Lingus' average short haul fare in 2007 (€93.77/approx €94) sourced from Aer Lingus Annual Report 2007 (p 7).

(d) Statement of approx €40m annual savings based on Aer Lingus short haul passengers 2008 multiplied by 5% of 2007 Aer Lingus average short haul fare. For the purposes of calculating Aer Lingus short haul passengers 2008, passenger numbers to end Oct 2008 (7,894,000) (sourced from Aer Lingus Traffic Statistics October 2008) were added to passenger numbers in November 2007 (614,000) and December 2007 (599,000) (sourced from Aer Lingus Traffic Statistics November & December 2007) which equals a 2008 aggregate of 9,107,000. 5% of Aer Lingus 2007 short haul fare is €4.69.

(e) Statement of approx €100m annual savings for consumers based on (i) an average fuel surcharge per sector of €74.80 (sourced from Aer Lingus announcement dated 29 October 2008); multiplied by (ii) Aer Lingus long haul passengers 2008. For the purposes of calculating Aer Lingus long haul passengers 2008, passenger numbers to end Oct 2008 (1,085,000) (sourced from Aer Lingus Traffic Statistics October 2008) were added to passenger numbers in November 2007 (113,000) & December 2007 (96,000) (sourced from Aer Lingus Traffic Statistics November & December 2007) which equals a 2008 aggregate of 1,294,000.

(f) Reference to Ryanair's superior on time performance levels sourced from a comparison of Aer Lingus Punctuality Statistics 2008 (available on Aer Lingus website) and Ryanair Punctuality Statistics 2008 (available on Ryanair website).

 (a) Reference to Aer Lingus' share price in December 2006 and November 2008 sourced from ISE website.

(b) References to Aer Lingus load factor decline in 2008 sourced from Aer Lingus traffic stats available on its website.

(c) Reference to Aer Lingus' forecast operating losses for 2008 and 2009 sourced from Aer Lingus Interim Report 2008.

(d) Reference to Aer Lingus spending on the defence of Ryanair's first takeover bid is sourced from p53 Aer Lingus Annual Report 2007.

(e) Reference to increase in Chairman's and Directors' fees are sourced from pages 25 & 26 Aer Lingus Annual Report 2006 and pages 27 & 28 Aer Lingus' Annual Report 2007.

(f)7% increase in avg. short haul fare based on Aer Lingus' avg. short haul fare to 31 December 2005 of €87.55 sourced from Aer Lingus' Annual Report 2006 (p72) and Aer Lingus' avg. short haul fare to 31 December 2007 of €93.77 sourced from Aer Lingus Annual Report 2007(p 7).

(g) 5 increases in fuel surcharges sourced from Aer Lingus Announcements dated 9 May 2007, 26 October 2007, 19 March 2008, 7 May 2008, and 4 June 2008. Average fuel surcharge of approx €75 per sector sourced from Aer Lingus Announcement dated 29 October 2008.

(h) Reference to repeated strike threats in Aer Lingus are sourced from Articles appearing on SIPTU website (April 2006 and November 2008), Irish Times (23 February 2007 and 20 February 2008), and Irish Independent (21 August 2007).

(i) Reference to closure of Shannon base sourced from Irish Independent article 13 January, 2008.

(j) Reference to Aer Lingus's Belfast base performing poorly based on CAA Statistics showing December 2007 to October 2008 Load Factors of between 41% and 75% on Belfast routes.

(k) Reference to Aer Lingus ordering A330 aircraft sourced from Aer Lingus Announcement dated 17 November 2007. Reference to the fact that this order was placed at the top of the cycle is sourced from Airline Monitor Report November 2008 which shows that 1,857 Boeing & Airbus aircraft ordered in 2006, 2,845 in 2007 and only 1,403 by Q3 2008. Reference to deferral of delivery sourced from Aer Lingus Interim Report 2008

(l) Reference to Irish Government generating €188 million is based on a shareholding of 25.1% sourced from Aer Lingus Fact Sheet, September 2008.

(m) Reference to difficult trading environment sourced from Morgan Stanley Research Report, Observations in European Transport, 17 November 2008.

(n) References to airline consolidations sourced from various media reports and companies' own websites.

(a) Reference to 18% operating costs increase based on a comparison of operating costs from Aer Lingus' 2005 annual report and Aer Lingus' interim report 2008.

(a) Reference to value of Aer Lingus' share capital based on  533,954,468 shares in issue sourced from ISE website.

(a) Reference to government realizing €160m from IPO based on approx 72.7m sale shares at €2.20 per share.

(b) Reference to load factor decline in 2008 sourced from Aer Lingus Traffic Statistics available on its website.

 (c) Reference to cleanest, most fuel efficient fleet of Big 4 sourced from Deutsche Bank Airline CO2 Report 5 April, 2007.

(a) Quotations "Track record of superior returns justifies premium rating", "excellent prospects as an independent company" and "Ryanair's offer is ill-conceived" are taken from Aer Lingus Defence Document December 2006.

(b) Reference to Aer Lingus' proposed out-sourcing of 1,300 staff is sourced from SIPTU announcement of Notice of Industrial Action dated 6 November 2008.

(c) Statements that Aer Lingus has hedged its fuel costs for 2008/2009 at levels very significantly above the current spot and future levels sourced from Aer Lingus Interim Management Statement 11 November 2008 (hedging for 3 months to December 2008 (to 97%) at a rate of $1,086 per tonne and for 2009 (to 64%) at a rate of $995.

(d) Quotation that "Ryanair's Offer is Derisory" is taken from Aer Lingus Defence Document dated 1 December 2006 (p 8).

(e) Reference to Aer Lingus's growth since Ryanair's previous offer being loss making is based on Aer Lingus's projected losses in 2008 and 2009 as announced by Aer Lingus in its Interim Statement dated 11 November 2008.

(f) References to Aer Lingus's short haul fares being uncompetitive with Ryanair and easyjet are based on an analysis of average short haul fares reported in each company's interim reports 2008. Aer Lingus reported for 6 months to 30 June, Ryanair for 6 months to 30 September and easyjet for 6 months to 31 March 2008.

(g) References to Aer Lingus' cost base being uncompetitive with Ryanair and easyjet are based on an analysis of per-passenger costs reported in each company's interim reports 2008. Aer Lingus reported for 6 months to 30 June, Ryanair for 6 months to 30 September and easyjet for 6 months to 31 March 2008.

(h) Statement regarding Aer Lingus trailing Ryanair and others on punctuality is based on a comparison of Aer Lingus Punctuality Statistics 2008 (available on Aer Lingus website) and Ryanair Punctuality Statistics 2008 (available on Ryanair website).

(i) References to Aer Lingus' load-factor declines are sourced from Aer Lingus' Traffic Statistics Announcements (available on Aer Lingus' website).

(a) Information on Aer Lingus is sourced from its website, Annual Return 2007 and Interim Report 2008.

(a) Information on Ryanair is sourced from its website and Annual Return 2008.

  Appendix III

Definitions

"Aer Lingus"	Aer Lingus Group plc, a public limited company incorporated in Ireland;
"Aer Lingus Group"	Aer Lingus and its subsidiary undertakings and associated undertakings;
"Aer Lingus Share" or "Aer Lingus Shares"

  the existing issued fully paid ordinary shares of €0.05 each in the capital of Aer Lingus and any further such shares which are unconditionally allotted or issued after the date hereof  and before the Offer closes (or before such other time as the Offeror may, subject to the Takeover Rules, decide in accordance with the terms and conditions of  the Offer);

"Aer Lingus Shareholders"	the holders of Aer Lingus Shares (excluding where the context so admits Ryanair or any member of the Ryanair Group);
"Australia"	the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction or any sub-division thereof;
"Business Day"	any day on which banks are open for business in Dublin not being a Saturday, Sunday or public holiday;
"Board"	the board of directors of Ryanair or Coinside or the board of directors of Aer Lingus, as the context so requires;
"Canada"	Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof;
"Cash Offer"	the cash offer of €1.40 per Aer Lingus share;
"Coinside"	Coinside Limited, a private limited company, incorporated in Ireland;
"Company"	Ryanair;
"Competition Act"	the Competition Act 2002 (as amended by the Competition Act 2006);
"Competition Authority"	the Irish Competition Authority established under the Competition Act;
"Continental Europe"	the continent of Europe excluding Ireland and the UK;
"Closing Price"	the official closing price or the middle market quotation of a Aer Lingus Share, as appropriate, as derived from the Official List;
"Davy Corporate Finance"	Davy Corporate Finance, a wholly owned subsidiary of J&E Davy, trading as Davy;
"EGM"	the extraordinary general meeting of Ryanair (or any adjournment thereof) to be held for the purpose of considering, and if thought fit passing, the Ryanair Shareholder Resolutions;
"ESOT"	the Aer Lingus Employee Share Ownership Trust;
"Euro" or "€"

  the single currency of member states of the European Union that adopt or have adopted the Euro as their currency in accordance with legislation of the European
  Union relating to European Economic and Monetary Union;

"Financial Regulator"	the Irish Financial Services Regulatory Authority;
"Form of Acceptance"	the form of acceptance or other acceptance documents which will accompany the Offer Document;
"Initial Closing Date"

  3.00 p.m. (Dublin time) on the date fixed by Ryanair as the first closing date of the Offer, unless and until Ryanair in its discretion shall have extended the initial offer period,  in  which case the term "Initial Closing Date" shall mean the latest time and date at which the initial offer period, as so extended by Ryanair, will expire or, if earlier, the date on which the Offer becomes or is declared unconditional in all respects;

"IPO" or "Initial Public Offering"	the initial public offering of Aer Lingus Shares undertaken in accordance with the IPO Prospectus;
"IPO Prospectus"	the prospectus issued by Aer Lingus dated 12 September 2006 in connection with the IPO;
"Ireland"	Ireland, excluding Northern Ireland and the word Irish shall be construed accordingly;
"Irish Stock Exchange"	the Irish Stock Exchange Limited;
"Issued Share Capital of Aer Lingus"	the entire issued ordinary share capital of Aer Lingus being 533,954,468 Aer Lingus Shares as at 28 November 2008, the last Business Day prior to the date of this announcement;
"Japan"	Japan, its cities, prefectures, territories and possessions and all areas subject to its jurisdiction or any sub-division thereof;
"London Stock Exchange"	London Stock Exchange plc;
"Morgan Stanley"	Morgan Stanley & Co. Limited;
"Offer"

  the Cash Offer to be made by the Offeror for the entire issued and to be issued share capital of Aer Lingus on the terms and subject to the conditions set out in this announcement and to be set out in the Offer Document and the Forms of Acceptance, and where the context so permits or requires, any subsequent revision, variation, extension or renewal thereof;

"Offer Document"	the document to be sent to Aer Lingus Shareholders containing the terms and conditions of the Offer;
"Offer Period"	the period commencing on the date of this announcement;
"Offeror"	Coinside;
"Offeror Group"	Ryanair and its subsidiary undertakings, including Coinside;
"Official List"	the Official List of the Irish Stock Exchange and/or the Official List of the UK Listing Authority, as the context so requires;
"Panel"	the Irish Takeover Panel established under the Irish Takeover Panel Act 1997;
"Ryanair"	Ryanair Holdings plc, a public limited company incorporated in Ireland or, where the context so admits, any wholly owned subsidiary of Ryanair Holdings plc;
"Ryanair Group"	Ryanair and its subsidiary undertakings and associated undertakings;
"Ryanair Shareholder Resolutions"	the passing at the EGM of such resolutions as may be necessary to approve, implement and effect the Offer;
"SEC"	the Securities and Exchange Commission of the United States;
"South Africa"	the Republic of South Africa, its provinces, possessions and territories, and all areas subject to its jurisdiction and any political sub-division thereof;
"Takeover Regulations"	the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006;
"Takeover Rules"	the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as applied, with amendments, by the Takeover Regulations, or any of them as the context may require;
"UK Listing Authority"	the Financial Services Authority of the United Kingdom acting in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States" or "US"

  the United States of America its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to the jurisdiction of  the United States of America;

All amounts contained within this announcement referred to by "€" and "c" refer to the Euro and cent.

Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Any references to a "subsidiary undertaking", "associated undertaking" and "undertaking" have the meaning given by the European Communities (Companies: Group Accounts) Regulations 1992.

Any reference to a subsidiary has the meaning given to it by section 155 of the Companies Act 1963.

Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

All times referred to are to Dublin time unless otherwise stated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  01 December 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director